U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
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FORM 3
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            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES



    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940


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1. Name and Address of Reporting Person*

Pangaea Fund Limited
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  (Last)                             (First)                         (Middle)

c/o MeesPierson Fund Services (Bahamas) Limited
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                                     (Street)
Windermere House
404 East Bay Street
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  (City)                             (State)                          (Zip)

Nassau, Bahamas
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2. Date of Event Requiring Statement (Month/Day/Year)

9/3/97
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Issuer Name AND Ticker or Trading Symbol

Globalink, Inc. (GNK)
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5. Relationship of Reporting Person(s) to Issuer:
       (Check all applicable)


                  Director                   X     10% Owner
           -----                           ------

                  Officer (give                    Other (Specify
           -----           title below)    ------         below)

         Chairman of the Board, Chief Executive Officer and President

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6. If Amendment, Date of Original       (Month/Day/Year)

   9/15/97
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7. Individual or Joint/Group Filing     (Check Applicable Line)

      Form filed by One Reporting Person
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    X Form filed by More than One Reporting Person
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            Table 1 -- Non-Derivative Securities Beneficially Owned

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

--------- --------- --------- --------- --------- --------- --------- --------- --------- --------- --------- +
1. Title of Security      2. Amount of Securities     3. Ownership Form:      4. Nature of Indirect
   (Instr. 4)                Beneficially Owned          Direct (D) or           Beneficial
                            (Instr. 4)                   Indirect (I)            Ownership
                                                         (Instr. 5)              (Instr. 4)
- ---------------------    ----------------------       ---------------         -------------------

Common Stock                 2,304,805 (Note 1)          D
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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*If the form is filed by more than one reporting person, see Instruction
 5(b)(v).


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        Table II -- Derivative Securities Beneficially Owned (e.g.,
 puts, calls, warrants, options, convertible securities)
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1. Title of Derivative 2. Date Exer-  3. Title and Amount of Securities 4. Conversion 5. Ownership 6. Nature of
    Security              cisable and    Underlying Derivative Security    or Exercise   Form of      Indirect
   (Instr. 4)             Expiration     (Instr. 4)                        Price of      Derivative   Beneficial
                          Date                                             Derivative    Security:    Ownership
                          (Month/Day/                                      Security      Direct (D)   (Instr. 5)
                           Year)                                                         or
                        ------- ------- ------------------------------                   Indirect (I)
                        Date    Expira-                         Amount                   (Instr. 5)
                        Exer-   tion                            or
                        cisable Date             Title          Number
                                                                of
                                                                Shares
- --------------------  -------  -------  ---------------------  ------ --------------  ------------ ----------
 Warrants              10/3/96  10/3/00   Common Stock           33,613    5.25          D
- --------------------  -------  -------  ---------------------  ------ --------------  ------------ ----------
 Warrants              3/27/97  3/27/01   Common Stock           85,586    4.30          D
- --------------------  -------  -------  ---------------------  ------ --------------  ------------ ----------

Explanation of Responses:
**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

        See additional pages attached

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

                               (Signature page attached)
                              -------------------------------     -----------
                              **Signature of Reporting Person         Date


Form 3--Amendment No. 1
Designated Filer:  Pangaea Fund Limited
Date of Event Requiring Statement:  9/3/97
Issuer Name and Trading Symbol:  Globalink, Inc. (GNK)


Information Concerning Other Reporting Persons

1.	Pangaea Asset Management, Inc. ("PAMI")	(Note 2)
	250 Kitchawan Road
	South Salem, New York  10590

2.	Lucas Tanner ("Mr. Tanner")	(Note 2)
	300 Park Avenue
	17th Floor
	New York, New York  10022

	Notes

(1)	Such shares were acquired by Pangaea Fund Limited (the "Fund") on
September 3, 1997 in a single transaction in exchange for 2,302 outstanding shares of the Issuer's Series A-3 Convertible Preferred Stock held by the Fund. This single transaction caused the Fund to beneficially own in excess of 10% of the Issuer's outstanding Common Stock. Accordingly, this Form 3 was filed. However, all such shares were sold by the Fund prior to September 15, 1997 so that, when this Form 3 was first filed on September 15, 1997 and thereafter, the Fund's beneficial ownership (as defined in Rule 16a-1(a)(1)) of the outstanding Common Stock of the Issuer was and continues to be less than 10%.

(2)	PAMI and Mr. Tanner may be deemed to indirectly beneficially own the equity securities owned by the Fund. PAMI is the investment advisor to the Fund and has a limited pecuniary interest in the securities in which the Fund invests. Mr. Tanner is the sole stockholder, director and executive officer of PAMI and, in such capacity, may be deemed to have an indirect pecuniary interest in securities owned by the Fund. Mr. Tanner is also the President and sole stockholder of Tanner Unman Securities, Incorporated, a New York corporation, which beneficially owns the following warrants
(the "TUS Warrants") to purchase shares of Common Stock of the Issuer:
(a) warrants to purchase 20,000 shares exercisable for $5.25 per share, exercisable on 10/3/96 and expiring on 10/3/2000; and (b) warrants to purchase 25,020 shares for $3.44 per share, exercisable on 3/27/97 and expiring on 3/27/2001. Mr. Tanner may be deemed indirectly to own beneficially the TUS Warrants. Except as described above with respect to Mr. Tanner's ownership of the TUS Warrants, neither PAMI nor Mr. Tanner beneficially own any equity securities of the Issuer. By reason of the Fund's sale of shares reported in Note (1), when this Form 3 was first filed on September 15, 1997 and thereafter, PAMI and Mr. Tanner no longer may be deemed to indirectly beneficially own any equity securities of the Issuer owned by the Fund and no longer may be deemed to own beneficially
(as defined in Rule 16a-1(a)(1)) 10% of the Issuer's outstanding Common Stock.


Form 3--Amendment No. 1
Designated Filer:  Pangaea Fund Limited
Date of Event Requiring Statement:  9/3/97
Issuer Name and Trading Symbol:  Globalink, Inc. (GNK)

                            Signature Page


Date:  October 9, 1997

PANGAEA FUND LIMITED



By: /s/ Cedric L. Carroll
      Cedric L. Carroll
       Vice-President



By: /s/ Rhonda McDeigan-Eldridge
      Rhonda McDeigan-Eldridge
              President



PANGAEA ASSET MANAGEMENT, INC.



By: /s/ Lucas Tanner
      Lucas Tanner
       President


    /s/ Lucas Tanner
      Lucas Tanner